SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

OCI Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Kirk Milling

Five Concourse Parkway

Suite 2500

Atlanta, Georgia 30328

Telephone: (770) 375-2300

with a copy to:

David Cho

Thomas Friedmann

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Telephone: (202) 261-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Wyoming Holding Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,025,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,025,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,025,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 44.6%**

14	Type of Reporting Person CO

* OCI Wyoming Holding Co. is the record owner of 4,025,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer that were issued on September 18, 2013, the closing date of the Issuer’s initial public offering of common units.  An additional 750,000 common units will be issued to OCI Wyoming Holding Co. upon the expiration of the underwriters’ 30-day option to purchase additional common units in the event that the underwriters do not exercise such option.  Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,025,500 common units outstanding on September 18, 2013.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Chemical Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,025,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,025,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,025,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 44.6%**

14	Type of Reporting Person CO

* OCI Chemical Corporation may be deemed to beneficially own the 4,025,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer that were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering of common units.  OCI Chemical Corporation may also be deemed to beneficially own the additional 750,000 common units that will be issued to OCI Wyoming Holding Co. upon the expiration of the underwriters’ 30-day option to purchase additional common units in the event that the underwriters do not exercise such option.  Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,025,500 common units outstanding on September 18, 2013.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Enterprises Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,025,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,025,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,025,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 44.6%**

14	Type of Reporting Person CO

* OCI Enterprises Inc. may be deemed to beneficially own the 4,025,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer that were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering of common units.  OCI Enterprises Inc. may also be deemed to beneficially own the additional 750,000 common units that will be issued to OCI Wyoming Holding Co. upon the expiration of the underwriters’ 30-day option to purchase additional common units in the event that the underwriters do not exercise such option. Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,025,500 common units outstanding on September 18, 2013.

CUSIP No. 67081B 106

1	Name of Reporting Person OCI Company Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 4,025,500 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 4,025,500 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,025,500 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 44.6%**

14	Type of Reporting Person CO

* OCI Company Ltd. may be deemed to beneficially own the 4,025,500 common units and 9,775,500 subordinated units representing limited partner interests in the Issuer that were issued to OCI Wyoming Holding Co. on September 18, 2013, the closing date of the Issuer’s initial public offering of common units.  OCI Company Ltd. may also be deemed to beneficially own the additional 750,000 common units that will be issued to OCI Wyoming Holding Co. upon the expiration of the underwriters’ 30-day option to purchase additional common units in the event that the underwriters do not exercise such option.  Each subordinated unit will convert into one common unit at the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013.

** Calculation of percentage is based on a total of 9,025,500 common units outstanding on September 18, 2013.

Item 1.                                                                   Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of OCI Resources LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.

Item 2.                                                                   Identity and Background

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit E by (i) OCI Wyoming Holding Co., a Delaware corporation (“OCI Holding”), (ii) OCI Chemical Corporation, a Delaware corporation (“OCI Chemical”), (iii) OCI Enterprises Inc., a Delaware corporation (“OCI Enterprises”), and (iv) OCI Company Ltd., a Korean company (“OCI Company” and collectively with OCI Holding, OCI Chemical and OCI Enterprises, the “Reporting Persons”).

OCI Holding is a limited partner of the Issuer with a 71.9% limited partner interest and owns all of the ownership interest of OCI Resource Partners, LLC, the general partner of the Issuer (the “General Partner”) with a 2% general partner interest.  OCI Chemical owns all of the ownership interest of OCI Holding.  OCI Enterprises owns all of the ownership interest of OCI Chemical. OCI Company owns all of the ownership interest of OCI Enterprises. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of the OCI Holding, OCI Chemical and OCI Enterprises is Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.  The business address of OCI Company is 50, Sogong-Dong, Jun-Gu, Seoul, 100-718, Korea.

(c)                                  OCI Company, the ultimate parent company of OCI Holding, is a widely-held, publicly-traded company on the Korean Stock Exchange.  OCI Company, its subsidiaries and its affiliates’ principal businesses include a diversified product portfolio consisting of inorganic chemicals, petrochemicals and coal chemicals, fine chemicals, specialty gases and renewable energy.

Each of the Reporting Persons has a board of directors and executive officers.  The name and present principal occupation of each director and executive officer of OCI Holding, OCI Chemical and OCI Enterprises (the “OCI Covered Individuals”) and OCI Company (the “OCI Company Covered Individuals”) is set forth in the table below.

The OCI Covered Individuals and the OCI Company Covered Individuals together with the Reporting Persons are the “Covered Persons.”

All OCI Covered Persons are United States citizens, with the exception of Choungho (Charles) Kim, SeogHwan Yoon and HyunSoo Kim who are citizens of the Republic of Korea, and Mark J. Lee who is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. All OCI Company Covered Persons are citizens of the Republic of Korea, with the exception of WooHyun Lee who is a citizen of the United States and Mark J. Lee who is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China. Each of the OCI Covered Individuals’ business address is c/o OCI Enterprises, Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.  Each of the OCI Company Covered Individuals’ business address is c/o OCI Company, 50, Sogong-Dong, Jun-Gu, Seoul, 100-718, Korea.

Name	Position
OCI Holding
Kirk H. Milling	Director, President and Chief Executive Officer
Choungho (Charles) Kim	Chief Financial Officer

OCI Chemical
Kirk H. Milling	Director, President and Chief Executive Officer
Choungho (Charles) Kim	Chief Executive Officer

OCI Enterprises
Kirk H. Milling	Director, President and Chief Executive Officer
Choungho (Charles) Kim	Chief Financial Officer
Nicole C. Daniel	General Counsel and Corporate Secretary
Mark J. Lee	Director and Chairman
HyunSoo Kim	Director
SeogHwan Yoon	Director
Anthony Dorazio	Director

OCI Company
SooYoung Lee	Director and Chairman
WooSug Baik	Director and Vice Chairman
WooHyun Lee	Director, President and Chief Executive Officer
SangYeol Kim	Director
YongHwan Kim	Director
SunWon Park	Director
JongSin Kim	Director
HyungCho	Director
SangSeung Yi	Director
Mark J. Lee	Chief Financial Officer
SeogHwan Yoon	Chief Strategy Officer

(d) — (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3.                                                                   Source and Amount of Funds or Other Consideration

The Issuer was formed on April 22, 2013 as a Delaware limited partnership to own an interest in OCI Wyoming, L.P., a Delaware limited partnership.  Upon the formation of the Issuer, OCI Holding, as the organizational limited partner, and the General Partner, contributed $1,000 and $0, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on September 18, 2013 (the “Offering”), the following transactions, among others, occurred: the Issuer issued to OCI Holding 4,025,500 common units and 9,775,500 subordinated units, representing an aggregate recapitalized 71.9% limited partner interest in the Issuer, pursuant to a Contribution, Assignment and Assumption Agreement dated September 18, 2013, among the Issuer, the General Partner, OCI Wyoming Co., a Delaware corporation, OCI Holding and OCI Chemical.

If the underwriters do not exercise their option to purchase additional common units, the Partnership will issue an additional 750,000 common units to OCI Holding upon the expiration of the 30-day option period.  Including these additional common units, OCI Holding’s common units and subordinated units will represent an aggregate 72.9% limited partner interest in the Issuer.

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the subordinated units will convert into common units on a one-for-one basis.

Item 4.                                                                   Purpose of Transaction

The Reporting Persons acquired the common units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)                                 The subordinated units owned of record by OCI Holding are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.  The Issuer may grant common units, phantom units, distribution equivalent rights, cash awards and other unit based awards to employees, non-employee directors of the General Partner or certain of its affiliates, and consultants of the Issuer, the General Partner or certain of its affiliates pursuant to the OCI Resource Partners LLC 2013 Long-Term Incentive Plan adopted by the General Partner.  The General Partner may acquire common units for issuance pursuant to the 2013 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)                                 None.

(c)                                  None.

(d)                                 OCI Holding, as the sole member of the General Partner, intends to increase the size of the board of directors and appoint additional independent directors to fill any such vacancies within one year from the effective date of the Issuer’s Registration Statement on Form S-1 (File No. 333-189838).  The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by OCI Holding, its sole member.  Certain of OCI Holding’s executive officers and directors also serve as executive officers and/or directors of the General Partner.  Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders.  OCI Holding will have the ability to elect all the members of the board of directors of the General Partner.

(e)                                  The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or distribution policy of the Issuer.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the common units reported as beneficially owned in this

Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer

(a)                                 OCI Holding is the record and beneficial owner of 4,025,500 common units, which, based on there being 9,025,500 common units outstanding as of September 18, 2013, represents 44.6% of the outstanding common units of the Issuer.  If the underwriters do not exercise their option to purchase additional common units, the Partnership will issue an additional 750,000 common units to OCI Holding upon the expiration of the 30-day option period.  OCI Holding is also the record and beneficial owner of 9,775,500 subordinated units, which represent all of the outstanding subordinated units of the Issuer as of September 18, 2013.  The subordinated units will convert into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

None of OCI Chemical, OCI Enterprises or OCI Company directly owns any common units or subordinated units of the Issuer; however, each of OCI Chemical, as the owner of all of the ownership interest of OCI Holding, OCI Enterprises, as the owner of all of the ownership interest of OCI Chemical, and OCI Company, as the owner of all of the ownership interest of OCI Enterprises, may be deemed to beneficially own the 4,025,500 common units representing 44.6% of the outstanding common units of the Issuer and the 9,775,500 subordinated units representing all of the subordinated units of the Issuer held of record by OCI Holding as of September 18, 2013.  If the underwriters do not exercise their option to purchase additional common units, and the Partnership issues 750,000 common units to OCI Holding upon the expiration of the 30-day option period, OCI Chemical, OCI Enterprises and OCI Company may also be deemed to beneficially own such additional common units.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the common units during the past 60 days with the exception of the purchase of 1,000 common units by Nicole C. Daniel, General Counsel and Corporate Secretary of OCI Enterprises, on the open market on September 18, 2013.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and OCI Holding, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.5000 per common unit per quarter ($2.00 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates.  The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.  The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2013, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner.  The Issuer refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.5000 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units.

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter during the subordination period in the following manner:

•                  first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•                  second, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•                  third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner, until the Issuer distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.5750 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount.  These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Issuer distribute all of its available cash for any quarter after the subordination period in the following manner:

•                  first, 98% to the holders of common units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Issuer has earned and paid at least $2.00 on each outstanding common unit, subordinated unit and the corresponding distributions on the General Partner’s 2% interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2016, provided that there are no arrearages on the common units at that time. In addition, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights.  Unitholders will have no rights to elect the General Partner or its directors.  The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s outstanding units, including units owned by the General Partner and its affiliates, voting together as a single class. Because OCI Holding owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units, subordinated units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available.  These registration rights continue for two years following the withdrawal or removal of OCI Resource Partners LLC as general partner.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), OCI Holding has the right to elect the members of the board of directors of the General Partner.

Lockup Agreements

Each of OCI Enterprises, OCI Chemical, OCI Holding, OCI Wyoming Co., the General Partner and the Issuer and the General Partner’s directors, executive officers and certain members of its management team agreed with the underwriters that for a period of 180 days from September 18, 2013 they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Goldman, Sachs & Co., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, whether any such transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013, which is incorporated in its entirety in this Item 6.  References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on September 18, 2013, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

EXHIBIT A

First Amended and Restated Agreement of Limited Partnership of OCI Resources LP, dated as of September 18, 2013 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT B

Contribution, Assignment and Assumption Agreement, dated as of September 18, 2013, by and among OCI Wyoming Co., OCI Wyoming Holding Co., OCI Chemical Corporation, OCI Resource Partners LLC and OCI Resources LP (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT C

Amended and Restated Limited Liability Company Agreement of OCI Resource Partners LLC, dated as of September 18, 2013 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT D

Underwriting Agreement, dated as of September 12, 2013, by and among OCI Resources LP, OCI Resource Partners LLC, OCI Enterprises Inc., OCI Chemical Corporation, OCI Wyoming Holding Co. and OCI Wyoming Co., and Citigroup Global Markets Inc. and Goldman, Sachs & Co., for themselves and as representatives of the other several underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT E	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2013

OCI COMPANY LTD.

	By:	/s/ Woohyun Lee
		Name:	Woohyun Lee
		Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2013

OCI ENTERPRISES INC.

	By:	/s/ Kirk H. Milling
		Name:	Kirk H. Milling
		Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2013

OCI CHEMICAL CORPORATION

	By:	/s/ Kirk H. Milling
		Name:	Kirk H. Milling
		Title:	President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2013

OCI WYOMING HOLDING CO.

	By:	/s/ Kirk H. Milling
		Name:	Kirk H. Milling
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT A                              First Amended and Restated Agreement of Limited Partnership of OCI Resources LP, dated as of September 18, 2013 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT B                              Contribution, Assignment and Assumption Agreement, dated as of September 18, 2013, by and among OCI Wyoming Co., OCI Wyoming Holding Co., OCI Chemical Corporation, OCI Resource Partners LLC and OCI Resources LP (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT C                              Amended and Restated Limited Liability Company Agreement of OCI Resource Partners LLC, dated as of September 18, 2013 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT D                              Underwriting Agreement, dated as of September 12, 2013, by and among OCI Resources LP, OCI Resource Partners LLC, OCI Enterprises Inc., OCI Chemical Corporation, OCI Wyoming Holding Co. and OCI Wyoming Co., and Citigroup Global Markets Inc. and Goldman, Sachs & Co., for themselves and as representatives of the other several underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on September 18, 2013 and incorporated herein in its entirety by reference).

EXHIBIT E                               Joint Filing Agreement (filed herewith).